BAKER & McKENZIE

貝克・麥堅時律師事務所



06016573

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2006 SEP -6 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
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Hong Kong
Jakarta
Kuala Lumpur
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North & South America
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Washington, DC

August 31, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 29, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

9/6

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public

RECEIVED
2006 SEP -6 P 3:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on August 29, 2006

1. Announcement on Connected Transactions – Acquisition of Shares, released on August 30, 2006, in English and in Chinese.



CHINA SHIPPING 12g3-2(b)
File No. 82-34857

RECEIVED
-6 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AUG 2006
SOUTH CHINA MORNING POST

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

Connected Transaction
Acquisition of Shares

The Board is pleased to announce that on 27 August 2006, CSHK, a wholly-owned subsidiary of the Company, entered into the Agreement with CS Logistics, Rich Shipping and CS Agency to acquire the entire issued share capital of Universal Shipping. Under the Agreement, CS Logistics, Rich Shipping and CS Agency agreed to sell their respective entire 37.5%, 31.25% and 31.25% shareholding interests in Universal Shipping to CSHK at an aggregate cash consideration of HK$79,766,300. Upon completion of the Agreement, Universal Shipping will become a wholly-owned subsidiary of the Company.

Since CS Logistics, Rich Shipping and CS Agency are all connected persons (as defined under the Listing Rules) of the Company, the Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the aggregate consideration payable for the above acquisition does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Agreement is therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure and reporting requirements.

THE AGREEMENT

(a) Date: 27 August 2006

(b) Parties:

Purchaser: CSHK, a wholly-owned subsidiary of the Company

Vendors: CS Logistics, Rich Shipping and CS Agency, all of whom are connected persons of the Company

(c) Shares to be Acquired

CSHK shall acquire 37.5%, 31.25% and 31.25% shareholding interests in Universal Shipping from CS Logistics, Rich Shipping and CS Agency respectively. Universal Shipping shall become a wholly-owned subsidiary of the Company upon completion of the Agreement.

(d) Consideration

Pursuant to the Agreement, the aggregate cash consideration for this acquisition to CS Logistics, Rich Shipping and CS Agency is HK$79,766,300, and is payable in full by CSHK to the bank accounts designated by the above vendors within 10 business days after the Agreement was signed. The Agreement was negotiated and entered into on an arm's length basis and on normal commercial terms, and the total consideration was determined based on the appraised value of shareholders' interest in Universal Shipping as at 31 December 2005 amounting to HK$79,766,300 as set out in a valuation report of Universal Shipping prepared by an independent and duly qualified PRC valuer appointed by CS Logistics and such consideration will be funded from CSHK's internal resources. The Board confirms that the said valuation report was independently prepared by the said PRC valuer without any information or documents provided by the Group. The Board also confirms that the Group was not involved in the preparation of the said valuation report. The unaudited net asset value of Universal Shipping as at 31 July 2006 amounted to HK$45,809,006.

For the two preceding financial years ended 31 December 2004 and 2005, the audited net profits before taxation and extraordinary items of Universal Shipping were HK$5,312,202 and HK$17,163,566, respectively; and for the two preceding financial years ended 31 December 2004 and 2005, the audited net profits after taxation and extraordinary items of Universal Shipping were HK$4,515,899 and HK$14,164,142, respectively. All the audited and unaudited financial figures of Universal Shipping set out in this announcement are based on accounting principles generally accepted in Hong Kong.

(e) Completion

The Agreement shall be completed on 1 September 2006.

REASON FOR THE ACQUISITION

Universal Shipping is principally engaged in container cargo sub-route services in the Pearl River Delta Region, the South China Sea and the North China Sea. The acquisition of the entire issued share capital of Universal Shipping will enable the Company to strengthen the integration and coordination of the solicitation of cargos, transportation and operations of its major trade lanes and sub-routes and to further improve its economic efficiency.

GENERAL INFORMATION

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

CS Logistics is a limited liability company incorporated in Hong Kong and is a wholly-owned subsidiary of China Shipping, which is the controlling shareholder of the Company. Therefore, CS Logistics is a connected person of the Company. The principal business activities of CS Logistics are logistics, storage, finance lease and project investment and development.

CS Agency is a limited liability company incorporated in Hong Kong and is a wholly-owned subsidiary of China Shipping. Therefore, CS Agency is a connected person of the Company. The principal business activities of CS Agency are shipping agency, freight forwarding, customs declaration and financial settlement for international ocean going vessels.

Rich Shipping is a limited liability company incorporated in Hong Kong and is a 95% held subsidiary of China Shipping. Therefore, CS Logistics is a connected person of the Company. The principal business activities of Rich Shipping are freight forwarding, cargo and container transshipment, bare-boat feeder service, cargo booking, shipping consignment, customs declaration, customs clearance, collecting and paying freight, container transshipment, vessel trading, vessel chartering and leasing of containers.

Since CS Logistics, Rich Shipping and CS Agency are all connected persons of the Company, the Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the aggregate consideration payable for the above acquisition does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Agreement is therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure and reporting requirements.

The Board (including the independent non-executive directors) believes that the terms of the transaction contemplated under the Agreement (including the consideration) are fair and reasonable, on normal commercial terms, in the interests of the Company and its shareholders as a whole and no less favourable to the Company than terms available from independent third parties.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	a share purchase agreement entered into between CSHK as purchaser and CS Logistics, Rich Shipping and CS Agency as sellers regarding the acquisition by CSHK of the entire issued share capital of Universal Shipping
"Board"	the board of directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a PRC state-owned enterprise, which is the controlling shareholder of the Company, having a 59.87% shareholding interest
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"CS Agency"	China Shipping (Hong Kong) Agency Co., Ltd. (中海(香港)船務代理有限公司), a limited liability company incorporated in Hong Kong and a wholly-owned subsidiary of China Shipping
"CS Logistics"	China Shipping Logistics (Overseas) Co., Limited (中海物流(海外)有限公司), a limited liability company incorporated in Hong Kong and a wholly-owned subsidiary of China Shipping
"CSHK"	China Shipping Container Lines (Hong Kong) Co., Ltd. (中海集裝箱運輸(香港)有限公司), a limited liability company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Rich Shipping"	China Shipping Agency Co., Ltd. (鵬達船務有限公司), a limited liability company incorporated in Hong Kong and a 95% held subsidiary of China Shipping
"PRC"	People's Republic of China
"Universal Shipping"	Universal Shipping (Asia) Co., Ltd. (五洲航運有限公司), a limited liability company incorporated in Hong Kong

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
29 August 2006

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公告全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



CHINA SHIPPING 12g3-2(b)
File No. 82-34857

經濟日報
3 0 AUG 2006

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)
(股票代號：2866)

關連交易
收購股份

董事會欣然宣佈，於二零零六年八月二十七日，本公司全資附屬公司中海香港與中海物流、鵬達船務及中海船務訂立購股協議，以收購五洲航運全部已發行股本。根據協議，中海物流、鵬達船務及中海船務同意以合共現金代價79,766,300港元向中海香港出售彼等各自於五洲航運之全部37.5%、31.25%及31.25%股權。於協議完成後，五洲航運將成為本公司之全資附屬公司。

根據上市規則，中海物流、鵬達船務及中海船務均為本公司之關連人士(定義見上市規則)，因此協議構成本公司於上市規則項下之關連交易。然而，上述收購應支付之總代價不超過任何適用百分比比率之2.5%，根據上市規則第14A.32條，協議因而獲豁免根據上市規則適用於關連交易之須獲得獨立股東批准之規定，但仍須遵守有關披露及報告規定。

協議

(a) 日期： 二零零六年八月二十七日

(b) 訂約方：

買方： 中海香港(本公司之全資附屬公司)

賣方： 中海物流、鵬達船務及中海船務，均為本公司之關連人士

(c) 將予收購股份

中海香港須分別向中海物流、鵬達船務及中海船務收購其各自於五洲航運之37.5%、31.25%及31.25%股權。於協議完成時，五洲航運將成為本公司之全資附屬公司。

(d) 代價

根據協議，就收購須支付予中海物流、鵬達船務及中海船務之合共現金代價為79,766,300港元，並應由中海香港於簽訂協議後十個營業日內全數存入上述賣方之指定銀行賬戶。協議乃按公平原則磋商及按一般商業條款訂立，而總代價乃按五洲航運於截至二零零五年十二月三十一日之股東權益估價79,766,300港元(見五洲航運資產估值報告所載，該報告由中海物流委任之獨立及合資格中國估值師編製)釐訂，有關代價將以中海香港之內部資源撥付。董事會確認，該估值報告由上述中國估值師獨立編製，並無獲本集團提供任何資料或文件。董事會亦確認本集團並無參與編製該估值報告。五洲航運於二零零六年七月三十一日之未經審核資產淨值為45,809,006港元。

於截至二零零四年及二零零五年十二月三十一日止的前兩個財政年度，五洲航運之經審核未計稅項及非經常項目前純利分別為5,312,202港元及17,163,566港元，而截至二零零四年及二零零五年十二月三十一日止的前兩個財政年度，五洲航運之經審核除稅項及非經常項目後純利分別為4,515,899港元及14,164,142港元。於本公告所載五洲航運之所有經審核及未經審核財務數字乃按照香港公認會計原則編製。

(e) 完成

協議須於二零零六年九月一日完成。

進行收購之原因

五洲航運主要從事珠江三角洲及華南沿海、環北部灣地區之集裝箱支線運輸服務。收購五洲航運全部已發行股本將使本公司在攬貨以及主要航線及支線之運輸及營運業務方面的綜合及協調能力得到加強，並且能進一步提升其經濟效益。

一般資料

本集團主要從事經營及管理國際及國內集裝箱海上運輸業務。

中海物流為一間於香港註冊成立之有限公司，乃中海之全資附屬公司，中海為本公司之控股股東，因此，中海物流為本公司之關連人士。中海物流之主要業務為物流、倉儲、融資租賃及項目投資及發展。

中海船務為一間於香港註冊成立之有限公司，乃中海之全資附屬公司，因此，中海船務乃本公司之關連人士。中海船務之主要業務為航運代理、貨物運輸、為國際遠洋船舶辦理報關及代收代付運費服務。

鵬達船務為一間於香港註冊成立之有限公司，乃中海持有95%權益之附屬公司，因此，鵬達船務乃本公司之關連人士。鵬達船務之主要業務為貨物運輸、貨物及集裝箱轉運、光船支線服務、貨物訂倉、託運、報關、清關、代收代付運費，集裝箱轉運、船舶買易、船舶租賃及集裝箱租賃。

鑒於中海物流、鵬達船務及中海船務均為本公司之關連人士，根據上市規則，協議構成本公司之關連交易。然而，上述收購應支付之總代價不超過任何適用百分比比率之2.5%，根據上市規則第14A.32條，協議因而獲豁免根據上市規則適用於關連交易之須獲得獨立股東批准之規定，但仍須遵守有關披露及報告規定。

董事會(包括獨立非執行董事)認為協議項下擬進行之交易之條款(包括代價)屬公平合理、按一般商業條款訂立、符合本公司及股東之整體利益及不遜於獨立第三方提供予本公司之條款。

釋義

於本公告內，除文義另有所指外，下列詞彙具有以下涵義：

詞彙		涵義
「協議」	指	中海香港(作為買方)與中海物流、鵬達船務及中海船務(作為賣方)就收購五洲航運之全部已發行股本訂立之購股協議
「董事會」	指	本公司董事會
「中海」	指	中國海運(集團)總公司，一家中國國有企業，本公司控股股東，擁有59.87%股權
「本公司」	指	中海集裝箱運輸股份有限公司，於中國成立之股份有限公司，其2,420,000,000股H股於香港聯合交易所有限公司上市
「中海船務」	指	中海(香港)船務代理有限公司，於香港註冊成立之有限公司，為中海之全資附屬公司
「中海物流」	指	中海物流(海外)有限公司，於香港註冊成立之有限公司及中海之全資附屬公司
「中海香港」	指	中海集裝箱運輸(香港)有限公司，於香港註冊成立之有限公司及本公司之全資附屬公司
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「鵬達船務」	指	鵬達船務有限公司，於香港註冊成立之有限公司，由中海持有95%之附屬公司
「中國」	指	中華人民共和國
「五洲航運」	指	五洲航運有限公司，於香港註冊成立之有限公司

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國上海
二零零六年八月二十九日

於本公告刊發日期，董事會由執行董事李紹德先生、夏鴻祥先生、黃小文先生及趙宏舟先生；非執行董事張建華先生、王大雄先生、張國發先生、姚作芝先生及徐輝先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*